October 22, 2019

Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Scott Stringer
Bill Thompson

RE:    Signet Jewelers Limited
Form 10-K for the Fiscal Year Ended February 2, 2019
Filed April 3, 2019
Form 10-Q for the Quarterly Period Ended August 3, 2019
Form 8-K filed September 5, 2019
Filed September 5, 2019
File No. 001-32349

Ladies & Gentlemen:

Signet Jewelers Limited, a Bermuda-based corporation (the “Company” or “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 10, 2019 (the “Comment Letter”), with respect to the Company’s: (i) Form 10-K for the fiscal year ended February 2, 2019 (the “Form 10-K”) filed with the Commission on April 3, 2019; (ii) Form 10-Q for the quarterly period ended August 3, 2019 (the “Form 10-Q”) filed with the Commission on September 5, 2019; and (iii) Form 8-K furnished to the Commission on September 5, 2019.
Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before the corresponding response.

Form 10-Q for the Quarterly Period Ended August 3, 2019

Notes to the Consolidated Financial Statements
14. Goodwill and intangibles, page 20

1.
We reviewed your response to comment 4. With respect to the impact of the error on the current year we note qualitatively you do not expect it to be material to your profitability or trends in 2020. Please explain why the error is quantitatively immaterial to the current year in light of your guidance.

The Company’s current US GAAP guidance for Fiscal 2020 includes sales of $6.0 - $6.03 billion, operating income of $142 - $172 million, and diluted earnings per share of $0.87 - $1.33. Management assessed the impact of the error quantitatively on these metrics. When viewed in comparison with Company’s historical performance specifically as it relates to operating income (loss) (Fiscal 2019 operating loss of $765 million, Fiscal 2018 operating income of $580 million and Fiscal 2017 operating income of $763 million), Fiscal 2020 operating income is approaching breakeven. The Fiscal 2020 operating income guidance includes the expected initial results of the Company’s multi-year transformation plan.
Given Fiscal 2020 operating income guidance is approaching breakeven especially after considering the large operating loss in Fiscal 2019, Management does not believe there is a meaningful relationship between operating income and the error in the context of a $6 billion business. Management believes that at this stage of the Company’s transformation taken as a whole, the comparison of the error to sales is the appropriate metric to measure materiality. The error, $48 million, when compared to the projected $6 billion of sales is less than 1%. At less than 1% of sales, it is not quantitatively material.
Management also restates that it considered the impact of the error in its qualitative analysis and concluded the following:

•
The impact of this error on the income statement and profitability in Fiscal 2020 is considered a non-GAAP add back to the model used by analysts and as such does not factor in to how the analysts evaluate or forecast the financial performance of the Company; further, management highlights the adjustment is non-cash and has no impact on expected operating cash flows for the Company in Fiscal 2020;

•
The error does not have a significant impact on the profitability or trends within the North America segment, which represents approximately 90% of the Company’s sales, in any of the relevant periods for the same reasons as described above;

•
The error does not affect Signet’s compliance with any loan covenants or other contractual requirements as the impairment charge is non-cash and added back for purposes of the Company’s debt covenant calculations;

•	The error does not affect management’s compensation as it is determined by the compensation committee based on non-GAAP results, which adjust for non-recurring items such as impairment charges;

•
The error did not hide a failure to meet consensus expectations as goodwill and intangible impairment charges are added back for purposes of determining non-GAAP earnings and EPS measures as disclosed within the Company’s quarterly earnings release; and,

•	The error does not appear to be a potential for market reaction as analyst and investor questions focus on the non-GAAP operating results of the business.
Additionally, from a qualitative perspective, ASC 250 also provides that a change of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Based on the factors noted and conclusions reached above under our SAB 99 analysis, the Company believes the correction of the error would not change a reasonable investor’s view of the reports containing the error. Further, Management also notes that subsequent to the second quarter earnings release which included disclosure of the error correction, the Company’s stock has experienced an upward trend which supports the conclusion that a reasonable person relying upon the report was not influenced by the inclusion or correction of the item.
Materiality Conclusion
After considering both the quantitative and qualitative assessments of the error noted above, the Company believes there are no factors that would suggest the error has a material impact on the current year consolidated financial statements. This conclusion has been reviewed by KPMG LLP’s National Office.

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If you have questions regarding the foregoing, please contact the undersigned at (330) 668-5653.

Very truly yours,

SIGNET JEWELERS LIMITED

By:	/s/ Joan Hilson
Joan Hilson
Chief Financial Officer